SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

(Amendment No. __)

Emmis Communications Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

291525103

(CUSIP number)

John Barrett

Corre Partners Management, LLC

1370 Avenue of the Americas

29th Floor

New York, NY 10019

(646-863-7152)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 291525103

1.	Names of Reporting Persons. Corre Opportunities Fund, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) ☐ or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 388,179 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 388,179 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,179 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.15% (1)
14.	Type of Reporting Person (see instructions) PN

(1) Reporting Person beneficially owns 159,090 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 388,179 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 388,179 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

CUSIP No. 291525103

1.	Names of Reporting Persons. Corre Partners Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) ☐ or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 388,179 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 388,179 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,179 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.15% (1)
14.	Type of Reporting Person (see instructions) IA

(1) Reporting Person beneficially owns 159,090 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 388,179 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 388,179 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

CUSIP No. 291525103

1.	Names of Reporting Persons. Corre Partners Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) ☐ or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 388,179 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 388,179 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,179 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.15% (1)
14.	Type of Reporting Person (see instructions) IA

(1) Reporting Person beneficially owns 159,090 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 388,179 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 388,179 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

CUSIP No. 291525103

1.	Names of Reporting Persons. John Barrett
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) ☐ or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 388,179 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 388,179 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,179 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.15% (1)
14.	Type of Reporting Person (see instructions) IN

(1) Reporting Person beneficially owns 159,090 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 388,179 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 388,179 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

CUSIP No. 291525103

1.	Names of Reporting Persons. Eric Soderlund
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) ☐ or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 388,179 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 388,179 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,179 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.15% (1)
14.	Type of Reporting Person (see instructions) IN

(1) Reporting Person beneficially owns 159,090 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 388,179 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 388,179 Class A Common Stock that would be issued upon conversion of the Preferred Shares beneficially held by the Reporting Person.

Item 1.	Security and Issuer.

This Schedule 13D relates to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer” or “Emmis”). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.

Item 2.	Identity and Background.

(a)	Name of Persons Filing

This Schedule 13D is being filed by:

(i)	Corre Opportunities Fund, LP, a Delaware limited partnership (the “Fund”), with respect to shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”) directly owned by it;

(ii)	Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund, with respect to the Preferred Shares directly owned by the Fund;

(iii)	Corre Partners Management, LLC, a Delaware limited liability company which has been delegated investment authority over the assets of the Fund by the General Partner with respect to the Preferred Shares directly owned by the Fund;

(iv)	Mr. John Barrett (“Mr. Barrett”) who serves as a managing member of the General Partner with respect to the Preferred Shares directly owned by the Fund;

(v)	Mr. Eric Soderlund (Mr. Soderlund”) who serves as a managing member of the General Partner with respect to the Preferred Shares directly owned by the Fund.

The Fund, the General Partner, Corre Partners Management, LLC, Mr. Barrett and Mr. Soderlund are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Residence or business address The principal address of each of the Reporting Persons is 1370 Avenue of the Americas, 29th Floor, New York, NY 10019

(c)	Present Principal Occupation The General Partner has sole and complete discretionary authority to manage the investments of the Fund. Corre Partners Management, LLC exercises investment authority over the assets of the Fund by delegation of the General Partner. Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and of Corre Partners Management LLC. Shares of Class A Common Stock represent shares that would be issued upon conversion of the Preferred Shares that are held at the Fund.

(d)-(e) During the past five years, none of the Reporting Persons have (i) been convicted in any criminal proceeding, or (ii) been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship The Fund, the General Partner and Corre Partners Management, LLC are all organized under the laws of Delaware. Mr. Barrett and Mr. Soderlund are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund is a private investment partnership, the sole general partner of which is the General Partner. The General Partner has the power to vote and dispose of the securities owned by the Fund, including discretionary authority with regards to acquiring the Preferred Shares beneficially held by the Reporting Persons, which Preferred Shares are convertible into Class A Common Stock. Mr. Barrett and Mr. Soderlund share investment management duties and have investment authority over the assets of the Fund in their capacity as managing members of Corre Partners Management, LLC, which has been delegated investment authority over the assets of the Fund by the General Partner.

Item 4.	Purpose of Transaction

On December 1, 2011, Emmis launched a modified “Dutch auction” tender offer to purchase up to $6,000,000 in value of Preferred Shares at a price per share not less than $12.50 and not greater than $15.56 (the “Tender Offer”). The Tender Offer is currently scheduled to expire at 5:00 p.m., New York City time, on December 30, 2011, unless extended. Depending on the final purchase price of the offer, if the offer is fully subscribed, Emmis could purchase between 385,604 and 480,000 Preferred Shares representing approximately 14.8% to 18.4% of the issued and outstanding Preferred Shares as of December 1, 2011. Prior to commencement of the Tender Offer, Emmis entered into securities purchase agreements structured as “total return swaps” (the “Purchase Agreements”) with holders of Preferred Shares representing a total of 1,484,679 Preferred Shares (the “Purchased Shares”). Under the terms of the Purchase Agreements, the Purchased Shares remain outstanding and eligible to be voted, and Emmis obtains the authority to direct the voting of the Purchased Shares.

Furthermore, as disclosed in the Offer to Purchase filed by Emmis on December 1, 2011, if Emmis is able to obtain the ability to direct the vote of at least 66 2/3% of the issued and outstanding Preferred Shares following the completion of the Tender Offer, Emmis may elect to, among other things, amend or eliminate various rights of the Preferred Shares, including but not limited to: (i) reducing or eliminating the liquidation preference of the Preferred Shares, (ii) removing the ability of the holders of Preferred Shares to require Emmis to repurchase all or any portion of such holders’ Preferred Shares upon a change of control or certain going-private transactions, (iii) removing Emmis’ obligation to pay to holders of Preferred Shares the amount of dividends in respect of their Preferred Shares that are currently accrued and unpaid, (iv) changing the designation of the Preferred Shares from “Cumulative” to “Non-Cumulative” such that dividends or distributions on the Preferred Shares shall cease to accrue, (v) eliminating the rights of the holders of Preferred Shares to nominate directors to Emmis’ Board of Directors as a result of arrearages in dividends, and (vi) eliminating the restrictions on Emmis’ ability to pay dividends or make distributions on its Common Shares prior to paying accrued and unpaid dividends or distributions on Preferred Shares. If the above-described amendments are made, the market value of the Preferred Shares remaining outstanding will be materially and adversely affected, and Emmis may engage in various actions that are currently prohibited or limited by the various terms and provisions of the Preferred Shares.

On December 12, 2011 Zazove Associates, LLC, Corre Opportunities Fund, L.P., Kevan A. Fight and DJD Group, LLLP (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, not to sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly, including, without limitation, by any “total return swap” arrangement or derivative transaction, or any other agreement, arrangement or understanding which could cause the ability to direct the vote of the Preferred Shares to be transferred or otherwise restricted, (i) any Preferred Shares or (ii) any option, interest in or right to acquire any Preferred Shares, in either case absent the prior written consent of at least two Locked-Up Holders that hold at least two thirds of the Preferred Shares subject to the Lock-Up Agreement and unless the transferee thereof agrees in writing to be bound by the terms of the Lock-Up Agreement by executing and delivering a joinder to all Locked-Up Holders.

The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.

The Reporting Persons acquired beneficial ownership and continue to beneficially hold the shares reported herein for investment purposes. The Reporting Person may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Tender Offer and other related matters relevant to the investment in the Issuer, and may discuss with such parties alternatives to such Tender Offer. Depending on market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 159,090 shares of 6.25% Series A Cumulative Convertible Preferred Stock (“Preferred Shares”) which are convertible as of the date of this Schedule 13D into 388,179 shares of Class A Common Stock, which represent 1.15% of the Class A Common Stock. The foregoing percentage is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 388,179 Class A Common Stock that would be issued upon conversion of the 159,090 shares of Preferred Shares beneficially held by the Reporting Persons.

(b) The Reporting Persons have sole voting and dispositive power with regard to the Preferred Shares that are beneficially held by the Reporting Persons.

(c) During the past 60 days, the Reporting Persons acquired additional Preferred Shares in the secondary market as follows:

None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Lock-Up Agreement dated December 12, 2011 between Corre Opportunities Fund, LP and the other parties signatory thereto.

SIGNATURE

Each of the Reporting Persons hereby makes the following certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011

/s/ John Barrett
John Barrett, individually

/s/ Eric Soderlund
Eric Soderlund, individually

John Barrett and Eric Soderlund, as Managing Members of Corre Partners Management, LLC for itself and on behalf of Corre Partners Advisors, LLC and Corre Opportunities Fund, LP, as the managing members of Corre Partners Advisers, LLC and in its capacity as the general partner of Corre Opportunities Fund, L.P.

/s/ John Barrett
John Barrett

/s/ Eric Soderlund
Eric Soderlund

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